SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 11-K

      /X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.

      / /   Transition   Report   Pursuant  to  Section 13  or  15(d)  of  the
            Securities Exchange Act of 1934.

      Commission file number 0-21078

      A.    Union Bankshares, Ltd. Profit Sharing 401(k) Plan

      B.    Union Bankshares, Ltd.
            1825 Lawrence Street, Suite 444
            Denver, Colorado 80202
            (303) 298-5352

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                            EIN 84-0986148 PN 001

                 Accountants' Report and Financial Statements

                           December 31, 1999 and 1998



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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN


                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS


                                                                           PAGE

INDEPENDENT ACCOUNTANTS' REPORT.............................................1

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits...........................2
  Statements of Changes in Net Assets Available for Benefits................3
  Notes to Financial Statements.............................................4

SUPPLEMENTARY SCHEDULES
  Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
End of Year................................................................10
  Schedule H, Line 4j - Schedule of Reportable Transactions................11

                         INDEPENDENT ACCOUNTANTS' REPORT


Board of Trustees
Union Bankshares, Ltd. Profit Sharing 401(k) Plan
Denver, Colorado


   We have audited the accompanying statements of net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




[Signature]

Colorado Springs, Colorado
October 19, 2000

Federal Employer Identification Number: 44-0160260

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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998



                                     ASSETS

                                                           1999         1998
                                                           ----         ----

INVESTMENTS                                          $ 5,906,261  $ 4,641,915

EMPLOYER'S CONTRIBUTION RECEIVABLE                       164,258      111,983

CASH                                                      20,797            -
                                                       ---------    ---------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 6,091,316  $ 4,753,898
                                                       =========    =========




See Notes to Financial Statements

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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                           1999         1998

INVESTMENT INCOME
  Net appreciation in fair value of investments      $   254,428  $    95,128
  Interest and dividends                                 197,959      166,651
                                                       ---------    ---------
                                                         452,387      261,779
CONTRIBUTIONS
  Employer                                               325,388      193,587
  Participants                                           316,954      217,093
  Rollovers                                              119,187      444,287
  Rollover - Lakewood State Bank                         216,234            -
                                                       ---------    ---------
                                                         977,763      854,967

    Total Additions                                    1,430,150    1,116,746
                                                       ---------    ---------

Benefits paid to participants                             92,732      268,499
                                                       ---------    ---------

    Total Deductions                                      92,732      268,499
                                                       ---------    ---------

NET INCREASE                                           1,337,418      848,247
                                                       ---------    ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                    4,753,898    3,905,651
                                                       ---------    ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                        $ 6,091,316  $ 4,753,898
                                                       =========    =========




See Notes to Financial Statements

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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

   Investments are carried at their current value, which is the quoted market price on the last business day of the plan year.

PLAN TAX STATUS

   The Plan obtained its latest determination letter on May 4, 1994, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

   Benefit payments to participants are recorded upon distribution.

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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


NOTE 2:  DESCRIPTION OF THE PLAN

   The Plan is a defined contribution plan covering all full-time employees of Union Bankshares, Ltd. (the Company) who have at least one year of service (with 1,000 hours) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

   Prior to January 1, 1999, the Company contributed an amount equal to 50% of the participant's voluntary contribution up to a maximum of 3% of the participant's annual compensation. Effective January 1, 1999 the plan was amended. Under this amendment the Company contributes to the Plan an amount equal to 100% of the participant's voluntary contribution up to a maximum of 3% of the participant's annual compensation and an amount equal to 50% of the participant's voluntary contribution which exceed 3% of each participant's compensation but do not exceed 5% of each participant's compensation.

   Additional amounts are contributed at the discretion of the Company's board of directors and are invested in the common stock of the Company. Participants may contribute up to 15 percent of their annual wages. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. In addition to the Company stock, the Plan currently offers five mutual funds as investment options for participants.

PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

   Employees are immediately vested in their voluntary contributions plus their contributions' earnings. Vesting in the company contributions of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce employer contributions.

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


NOTE 2:  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

   Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account, or a joint and survivor annuity.

PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   The foregoing description of the Plan provides only general information. Employees should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the plan administrator.


NOTE 3:  INVESTMENTS

   The following table presents the Plan's investments.

                                                      1999             1998
                                                      ----             ----
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
QUOTED MARKET PRICE
   New Perspective Fund                           $  719,943       $  327,066
   Investment Company of America                     731,046          571,564
   Income Fund of America                            455,872          551,216
   Bond Fund of America                              151,099           92,888
   Cash Management Trust of America                  392,078          351,217
   Union Bankshares, Ltd., Common Stock            2,980,311*        2,299,065*
   Union Bankshares, Ltd., Common Stock              475,912          448,899
                                                   ---------        ---------

      Total Investments                           $5,906,261       $4,641,915
                                                   =========        =========

   * Non-participant directed

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


   NOTE 3:  INVESTMENTS (CONTINUED)

   During the years ended 1999 and 1998, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $254,428 and $95,128, respectively, as follows:

                         NET APPRECIATION IN FAIR VALUE

                                                    1999             1998
                                                    ----             ----
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
QUOTED MARKET PRICE
   Mutual Funds                                  $ 110,914        $ 128,291
   Union Bankshares, Ltd., Common Stock            143,514          (33,163)
                                                  --------         --------

                                                 $ 254,428        $  95,128
                                                  ========         ========

   Interest and dividends realized on the Plan's investments for the years ended 1999 and 1998 were $197,959 and $166,651, respectively.

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        1999           1998
                                                        ----           ----
Net Assets:
   Common Stocks                                      $2,980,311    $2,299,065
                                                       =========     =========

Changes in Net Assets:
   Net appreciation (depreciation)                    $  116,500    $  (22,097)
   Interest and dividends                                  2,193           707
   Contributions                                         680,068       704,442
   Benefits paid to participants and transfers out      (117,515)     (103,488)
                                                       ---------     ---------

Increase in non-participant-directed net assets       $  681,246    $  579,564
                                                       =========     =========

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              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


NOTE 4:  RELATED PARTY TRANSACTIONS

   The Plan incurs expenses related to general administration and recordkeeping. These expenses and certain accounting and auditing fees relating to the Plan are paid by the plan sponsor.


NOTE 5:  ACQUISITION

   On December 17, 1998, Union Bankshares, Ltd. acquired Lakewood State Bank. During 1999, Lakewood State Bank's profit sharing plan's assets were transferred to Union Bankshares, Ltd. profit sharing 401(k) plan. The transfer of these assets was $216,234 for the year ended December 31, 1999.


NOTE 6: CHANGE IN ACCOUNTING PRINCIPLE

   For the year ended December 31, 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. This Statement of Position (SOP) eliminates the previous requirement for a defined contribution plan to present and disclose participant-directed investments and changes therein by general type in the Plan's financial statements. It also establishes requirements for a defined contribution plan to separately identify non-participant-directed investments and disclose certain information regarding those investments. The 1998 financial statements have been retroactively restated to conform to the 1999 presentation. Adoption of the SOP had no effect on the previously reported 1998 net assets available for benefits and changes in net assets available for benefits.

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


NOTE 7:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1999 and 1998 to Form 5500:

                                                          1999           1998
                                                          ----           ----

Net assets available for benefits per the financial
statements                                           $ 6,091,316    $4,753,898

Benefits to be paid to participants                        (160)             -

Other                                                          -         2,000
                                                      ----------     ---------

Net assets available for benefits per the Form 5500  $ 6,091,156    $4,755,898
                                                      ==========     =========


   The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1999 and 1998, to Form 5500:

                                                           1999        1998

Benefits paid to participants per the
   financial statements                              $    92,732     $ 268,499

Benefits to be paid to participants                         (160)      (41,910)
                                                      ----------      --------

Benefits paid to participants per Form 5500          $    92,892     $ 226,589
                                                      ==========      ========

                             SUPPLEMENTARY SCHEDULES

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                              EIN 84-0986148 PN 001

 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                DECEMBER 31, 1999


                                                                Current
Identity of Issuer              Description of Investment        Value
------------------              -------------------------       -------

  Participant-directed
  --------------------
* Union Bankshares, Ltd.              Common stock           $  475,912
  New Perspective Fund                Mutual fund               719,943
  Investment Company of America       Mutual fund               731,046
  Income Fund of America              Mutual fund               455,872
  Bond Fund of America                Mutual fund               151,099
  Cash Management Trust of America    Mutual fund               392,078
                                                              ---------
                                                              2,925,950

  Non-Participant-Directed
  ------------------------

* Union Bankshares, Ltd.              Common stock            2,980,311**
                                                              ---------
                                                             $5,906,261
                                                              =========


*  Party-in-interest to the plan

** Cost information is not readily available

                UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN

                              EIN 84-0986148 PN 001

            SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

                                       Purchase     Selling   Cost of   Net Gain
     Identity           Description      Price       Price     Asset     (Loss)
     --------           -----------      -----       -----     -----    --------

Union Bankshares, Ltd.  Common Stock   $ 708,877    $   -    $ 708,877   $    -

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.



                                       UNION BANKSHARES, LTD. PROFIT SHARING
                                       401(k) PLAN


Date:  May 31, 2001                    By  /S/ HERMAN J. ZUECK
                                    -------------------------------------------
                                       Name:  Herman J. Zueck
                                       Title:  Trustee


Date:  May 31, 2001                    By  /S/ CHARLES R. HARRISON
                                         --------------------------------------
                                       Name:  Charles R. Harrison
                                       Title:  Trustee


Date:  May 31, 2001                    By  /S/ BRUCE E. HALL
                                         --------------------------------------
                                       Name:  Bruce E. Hall
                                       Title:  Trustee

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EXHIBIT INDEX


  Exhibit
  Number        Description of Exhibits
  --------      -----------------------

  23.1          Consent of Baird, Kurtz & Dobson